Prospectus Supplement to	Filed pursuant to Rule 424(b)(3)
Prospectus dated March 23, 2016	Registration File No. 333-209774

Up to 5,732,500 Common Shares

(after giving effect to the 1-for-5 forward split disclosed in this Prospectus Supplement)

XFIT BRANDS, INC.

This prospectus supplement amends and supplements our prospectus dated March 23, 2016 and any prior prospectus supplement(s) relating to the resale of up to 3,100,000 shares (after giving effect to the 1-for-5 forward stock split of our common stock described in this prospectus supplement) of the common stock of XFit Brands, Inc., a Nevada corporation, by Kodiak Capital Group, LLC, a Delaware limited liability company (“Kodiak”), a selling shareholder, pursuant to a Put Notice(s) under an Equity Purchase Agreement (the “Equity Purchase Agreement”) that we have entered into with Kodiak. The Equity Purchase Agreement permits us to sell shares of our common stock to Kodiak enabling us to put up to $5 million of common stock to Kodiak. The registration statement covers the offer and possible sale of approximately $2.95 million in common stock by Kodiak based on our April 18, 2016 closing market price of $0.95 per share before the discount offered to Kodiak. This prospectus supplement also relates to the resale of up to 2,632,500 shares of our common stock (after giving effect to the 1-for-5 forward stock split of our common stock described in this prospectus supplement) by PIMCO Funds: Private Account Portfolio Series: PIMCO High Yield Portfolio (“PIMCO”) to be issued upon exercise of a warrant issued to PIMCO to purchase an amount of shares of our common stock equal to ten percent (10%) of all shares of common stock then outstanding, at an exercise price of $1,500,000 for the full 10% of our common stock ($150,000 for each one-percent of common stock purchased), which expires on June 12, 2024. We will not receive any proceeds from the sale of these shares of common stock offered by Kodiak or PIMCO. However, we will receive proceeds from the sale of securities pursuant to each Put Notice we send to Kodiak and we will receive up to $1,500,000 upon full exercise of the warrant by PIMCO. We will bear all costs associated with this registration.

You should read this prospectus supplement in conjunction with the prospectus and any prior prospectus supplement(s). This prospectus supplement incorporates into our prospectus the information contained in our Current Report on Form 8-K that was filed with the Securities and Exchange Commission on April 15, 2016 relating to our (i) increase in authorized common stock from 250,000,000 shares to 1,250,000,000 shares and (ii) 1-for-5 forward split of our common stock outstanding on April 14, 2016, and is attached hereto as Exhibit A. Prior to the forward split, we had 4,118,500 shares of common stock outstanding. After the forward split, we have 20,592,500 shares of common stock outstanding as of April 18, 2016. The registration statement of which the original prospectus formed a part (File No. 333-209774) provided that pursuant to Rule 416 under the Securities Act, the shares being registered thereunder included such indeterminate number of shares of Common Stock as may be issuable with respect to the shares being registered thereunder as a result of stock splits, stock dividends or similar transactions affecting the shares to be offered by the selling shareholders. Accordingly, the shares being registered and offered on behalf of Kodiak as a selling shareholder under the prospectus increased from 620,000 shares to 3,100,000 share following the 1-for-5 forward split and the shares being registered and offered on behalf of PIIMCO as a selling shareholder under the prospectus increased from 526,500 shares to 2,632,500 following the 1-for 5 forward split. All outstanding share amounts in the prospectus should be proportionately adjusted to reflect the 1-for 5 forward split.

The total amount of shares of common stock which may be sold to Kodiak pursuant to this Prospectus supplement would constitute approximately 15% of our issued and outstanding common stock as of April 18, 2016, if all of the shares had been sold by that date. As of April 18, 2016, the closing market price of our common stock was $0.95. Based on that price, and disregarding limitations on the number of shares Kodiak may hold at any given time and the maximum advance provisions of the Purchase Agreement, the maximum amount of shares of common stock which may be sold would be 3,100,000 shares, representing approximately 15% of the outstanding common stock as of April 18, 2016 if all shares were sold by that date.

Kodiak is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) in connection with the resale of our common stock under the Equity Purchase Agreement. Kodiak will pay us 75% of the lowest closing bid price of our common stock during the five consecutive trading days immediately following the date of our notice to Kodiak of our election to put shares pursuant to the Equity Purchase Agreement. There are no underwriting agreements in place.

Our shares of common stock are currently quoted on the OTC Markets Group (OTC.QB Tier) under the symbol “XFTB.” The closing price of our common stock on April 18, 2016 was $0.95.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk Factors” beginning on page 6 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Supplement Is: April 19, 2016

Exhibit A

Current Report on Form 8-K

(see attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 11, 2016

XFIT BRANDS, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-55372	47-1858485
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

25731 Commercentre Drive, Lake Forest, CA	92630
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 916-9680

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.below):

[  ]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 - Corporate Governance and Management

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On April 11, 2016, we filed a certificate of change with the Nevada Secretary of State pursuant to Nevada Revised Statutes 78.209 to (i) increase our authorized common stock from 250,000,000 to 1,250,000,000 shares and to and (ii) effectuate a 1-for-5 forward-split of our common stock. The Certificate of Change was filed with an effective date of April 15, 2016. Pursuant to the Nevada Revised Statutes, our board of directors is authorized to effectuate the forward stock split without stockholder approval. Prior to the split, 4,118,500 shares of common stock were issued and outstanding. After the split, 20,592,500 shares of common stock will be issued and outstanding.

Section 8 - Other Events

Item 8.01 Other Events

Our board of directors has approved a 1-for-5 forward stock split of its currently outstanding shares of common stock.  The record date for the forward split is April 14, 2016.  Prior to the split, 4,118,500 shares of common stock were issued and outstanding.  After the split, 20,592,500 shares of common stock will be issued and outstanding.

We received notice from FINRA/OTC Corporate Actions that the forward stock split will take effect at the open of business on April 15, 2016.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c)	Exhibits.

Exhibit
	Number	Description

	3.1	Certificate of Change

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XFIT BRANDS, INC.

(Registrant)

Date: April 14, 2016	By:	/s/ David E. Vautrin
David E. Vautrin
Chief Executive Officer

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